EXHIBIT 99.5

Board of directors resolves to convene the Company’s annual general meeting on June 26, 2015

Date of events: 2015/02/13

Contents:

1.	Date of the board of directors resolution: 2015/02/13

2.	Date for convening the shareholders’ meeting: 2015/06/26

3.	Location for convening the shareholders’ meeting: Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.	Cause or subjects for convening the meeting: (1) Report items: a. The Company’s 2014 business report b. 2014 audit committee’s audit report concerning the Company’s financial statements (2) Matters for Ratification: a. Ratification of 2014 business report and financial statements b. Ratification of 2014 profit allocation proposal (3) Matters for Discussion: The amendment to the ”Articles of Incorporation” (4) Other business and special motions

5.	Book closure starting date: 2015/04/28

6.	Book closure ending date: 2015/06/26

7.	Any other matters that need to be specified: This (2015) annual general meeting will adopt electronic voting as one of the voting methods for shareholders to excise their voting power.